Issuer Free-writing Prospectus Filed Pursuant to Rule 433 Registration INVESTOR PRESENTATION Number: 333-220514 filed June 10, 2020 © 2020 Presidio Property Trust, Inc. All rights reserved.

IMPORTANT NOTICES AND DISCLAIMERS Issuer Free-writing Prospectus Filed Pursuant to Rule 433 Registration Number: 333-220514 filed June 10, 2020 Presidio Property Trust, Inc. (“we“ or “us”) has filed a registration statement (including a preliminary prospectus) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) on Form S-11/A (SEC File No. 333-220514) for the offering to which this presentation relates. Such registration statement has not yet become effective. Shares of our Series C common stock may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This presentation highlights basic information about us. Because it is a summary only, it does not contain all of the information that you should consider before investing. Before you invest, you should read the prospectus in the Registration Statement and other documents that we have filed with the SEC for more complete information about us. You may access these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by contacting Aegis Capital Corp, 810 7th Avenue, 18th Floor, New York, NY 10019, ATTN: Syndicate Department, e-mail syndicate@aegiscap.com, (212) 813-1010. Neither the SEC nor any other regulatory body has passed upon the adequacy or accuracy of this free writing prospectus or approved or disapproved the common stock offered pursuant to the above referenced registration statement and prospectus. Any representation to the contrary is a criminal offense. This presentation contains “forward-looking statements” within the meaning of the federal securities laws that involve risks and uncertainties, many of which are beyond our control. Our actual results could differ materially and adversely from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the Registration Statement. Forward-looking statements relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, financial condition, liquidity, capital resources, cash flows, dividends, results of operations and other financial and operating information. When used in this presentation, the words “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “should,” “project,” “plan,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. The forward-looking statements contained in this presentation are based on historical performance and management’s current plans, estimates and expectations in light of information currently available to it and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to the factors, risks and uncertainties described in the Registration Statement, changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors described in the “Risk Factors” section of the Registration Statement, many of which are beyond our control. Should one or more of these risks or uncertainties materialize or should any of our assumptions prove to be incorrect, our actual results may vary in material respects from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement made by us in this presentation speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws. 2

INVESTMENT HIGHLIGHTS HIGH QUALITY PORTFOLIO WITH STRONG EXPERIENCE AND DEPTH OF MANAGEMENT FUNDAMENTALS ▪ 15 commercial properties with 1,129,738 SF with an average same- ▪ Chairman and CEO Jack Heilbron’s public REIT experience store occupancy rate of 85.6% ▪ Company formed in 1999; SEC reporting since 2008 ▪ Highly diversified commercial property tenant base ▪ Key team members have 75+ combined years of public company ▪ Robust portfolio with strong fundamentals and internal growth experience ▪ Extensive seller and broker relationships in key markets POISED TO GROW ACROSS DIFFERENTIATED ACQUISITION STRATEGY IN-DEMAND SPACE ▪ High quality properties focused in underserved regionally dominant ▪ Recent activity in office and industrial space demonstrates strong locales demand for product ▪ Target non-gateway markets with attractive growth dynamics and ▪ Creating value through planned repositioning and improvements cap rates which exceed our cost of capital ▪ Internally managed ▪ Focus on $10 – $30 million property transactions that are not typically pursued by larger REITs Source: Company filings as of June 12, 2020 3

COMPANY OVERVIEW Corporate Information DESCRIPTION Headquarters San Diego County, CA Founded 1999 Key Geographies CA, CO, ND ▪ Presidio Property Trust, Inc. (“Presidio” or the “Company”) was founded in 1999 Employees 23 as NetREIT ▪ Presidio is a self-managed real estate company focused on commercial real Portfolio Summary (Number / Square Footage) estate opportunities in often-overlooked and regionally dominant markets Office 10 properties / 849,082 sq. ft. ▪ The Company acquires and manages office and industrial real estate assets in Retail 4 properties / 131,722 sq. ft. markets with strong demographic and economic drivers with attractive going-in Industrial 1 property / 150,030 sq. ft. cap rates Model Homes (1) 5 funds / 138 homes ▪ Presidio’s commercial portfolio currently includes 15 commercial properties with a book value of approximately $130 million ▪ In addition to its commercial real estate holdings, Presidio generates fees Portfolio Value & Debt and rental income from affiliated entities, which manage and/or own a portfolio of model homes (1) Book Value $179.2 million(2) San Diego, CA Existing Secured Debt $128.0 million Existing Unsecured Debt $8.8 million Commercial Real Estate Model Home Business Commercial Real Estate & Model Home Business Genesis Plaza Source: Company filings as of June 12, 2020, data as of March 31, 2020 4 (1) The Company holds partial ownership interests in several entities which own model home properties (2) includes book value of model homes

MANAGEMENT TEAM

Key team members have 75+ combined years of real estate and public company experience



Jack Heilbron, *Chairman, Chief Executive Officer, and President*

- Founding officer, director, and stockholder of the former CI Holding Group, Inc. and of its subsidiary corporations
- Currently serves as Chief Executive Officer and Chairman of Centurion Counsel, Inc., a licensed investment advisor
- Served as a director of the Centurion Counsel Funds from 2001 until 2005
- Served as the Chairman and/or director of Clover Income and Growth REIT from 1994 until its dissolution in 1999
- Graduated with a Bachelor of Science degree in Business Administration from California Polytechnic University, San Luis Obispo, California



Gary Katz, *Senior Vice President, Asset Management*

- Held positions with Legacy Partners, Lincoln Property Company, Kemper Real Estate Management Company, Bedford Properties, and Meyer Investment Properties
- Served in senior acquisition, leasing, asset management, and development roles for Westcore Properties from 2007 to 2009, where he was responsible for real estate transactions throughout the western United States
- Former president and current Treasurer of the San Diego Chapter of NAIOP and former member of the NAIOP Corporate (National) Board. Sits on the San Diego Charitable Real Estate Foundation's Board of Directors and the University of California San Diego Urban Studies and Planning Steering Committee
- Graduated with a Bachelor of Arts degree in Economics from University of California San Diego



Adam Sragovicz, *Chief Financial Officer*

- Served as Treasurer of Encore Capital Group from 2011 to 2017, where he was responsible for global capital raising, foreign exchange risk management and cash management for the organization
- Previously held capital markets, finance, and treasury management positions with KPMG, Union Bank of California / MUFG and Bank of America Merrill Lynch
- Has served on the Board of Congregation Adat Yeshurun and is Director of the Yale Alumni Schools Committee in San Diego
- Graduated with a Bachelor of Arts degree in Soviet and Eastern European Studies, with a concentration in Economics, from Yale University



Ann Nguyen, *General Counsel*

- Served as General Counsel for a publicly traded tech company (NASDAQ: SMOD) during its IPO and follow-on offering, and privately held, clean tech and chem analyses start-ups; served as senior legal counsel to an S&P 500-listed REIT (NYSE: O) and as Asst. General Counsel to a privately held real estate company. Held various accounting positions in KPMG's Audit department and served as a Senior Consultant with KPMG's Goodkin Group and Real Estate practice.
- Attended School of Engineering & Applied Sciences, UCLA, B.S. in Accounting, cum laude, USC
- J.D., UC Davis
- Licensed CPA (inactive), CA
- Member, State Bar of CA



Jessica Joelson, *Chief Accounting Officer*

- Served as Associate Director, External Reporting & Accounting at AnaptysBio, transitioning the private company to a public company, including the IPO and follow-on offerings
- Previously spent four years at KPMG, most recently as an In-charge Audit Associate
- Holds a Bachelor of Science degree in Accountancy from San Diego State University, graduating Cum Laude, with Distinction in Accounting

Source: Company filings as of June 12, 2020

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BOARD OF DIRECTORS (EXCLUDING MANAGEMENT)

PRESIDIO Property Trust



Jennifer Barnes, *Independent Director*

- Served as Director since 2020 and is a member of the Audit Committee
- Currently CEO and Founder of Optima Office, and co-founder of Pro Back Office.
- Named a top 40 under 40 business leader in San Diego and a finalist for SD Business Journal's CEO of the Year
- Sits on the Board of the Better Business Bureau, The Business Executives Council, and the San Diego Chapter of Junior Achievement's Executive Board
- Holds a Bachelors Degree in Finance, Accounting, and Marketing from the University of Arizona and MBA from San Diego State University



David Bruen, *Lead Independent Director*

- Served as a Director since 2008, Lead Independent Director and Chair of the Audit Committee since 2020; retired in January 2008 from SD National Bank
- Worked in commercial lending for mid-size businesses in San Diego County for First Interstate Bank, Wells Fargo Bank, Mellon 1st Business Bank, and SD National Bank
- Life Member of the Holiday Bowl Committee; member of the Presidents Association for Palomar College, Financial Executives International, the San Diego MIT Enterprise Forum, and the Association for Corporate Growth
- Graduated from SDSU with a BS in Business and an emphasis in Marketing; received an M.B.A. from the University of Southern California with an emphasis in Finance



Shirley Bullard, *Independent Director*

- Served as a Director since December 2011 and is Chair of the Compensation Committee, and is currently Chief of Staff to the President of The Ken Blanchard Companies in Escondido, California, formerly serving as VP of Human Resources
- Joined The Ken Blanchard Companies, an international leadership and management training company, in 1998
- Director of Personnel Support Services and Personnel Commission for the Poway Unified School District, a Public K-12 school district in North County San Diego, CA
- Graduated with a Bachelor of Science of Law degree and a Juris Doctorate from Thomas Jefferson School of Law
- Served on the Board of the Mission Federal Credit Union from 1995-2008



James Durfey, *Independent Director*

- Served as a director as of December 2019 and is a member of the Compensation Committee and the Nominating and Corporate Governance Committee.
- Retired in 2017 from American Assets Trust, Inc. (NYSE: AAT), a publicly traded REIT, as Vice President, Office Properties, since 2004. From 1996 to 2004, he was Vice President of Trammell Crow Company and General Manager of the Century Plaza Towers and the ABC Entertainment Center. From 1980 to 1996, he held various senior roles at Homart Development Company, a commercial real estate subsidiary of Sears, Roebuck and Company.
- Graduated with a Bachelor of Science degree in Business Management from Indiana University and is a licensed real estate broker in California.



Ken Elsberry, *Co-Founder and Director*

- Co-Founder of Presidio, together with CEO Jack Heilbron, and retired from our management in December 2017
- Previously served as Chief Financial Officer of Trusonic, Inc., a startup technology company based in San Diego, California
- From 1994 until its dissolution in 1999, Mr. Elsberry served as Chief Financial Officer of Clover Income and Growth REIT.
- Bachelor of Science degree in accounting from Colorado State University.
- Former member of the California Society of Certified Public Accountants and American Institute of Certified Public Accountants



Laureen Ong, *Independent Director*

- Served as a director since August 2019 and is the Chair of the Nominating and Corporate Governance Committee. She also serves as a member of the Compensation Committee. Also has served on the Board of World Wrestling Entertainment (NYSE: WWE) since 2014 and is a member of its Compensation Committee and its Nominating and Corporate Governance Committee.
- From 2010 to 2013, she was President of the Travel Channel. From 2007 to 2009, she was COO of Hong-Kong-based STAR Group Limited. From 2000 to 2007, she was President of National Geographic Television.
- Holds an M.A. from Columbia University and a B.A. in Math and Speech Theatre Arts from Montclair State University



Sumner Rollings, *Independent Director*

- Served as a director since April 2001 and is a member of the Audit Committee and a member of the Nominating and Corporate Governance Committee
- Served as Director of the Centurion Counsel Funds from 2001 until 2005
- Owned and operated the Wagon Wheel Restaurant as the Chief Executive Officer of Rolling Wheel Restaurant, Inc., in Escondido, California
- Served as sales executive for Joseph Webb Foods of Vista, California from 1999 to 2001 and for Alliant Food Service Sales from 1985 to 1999
- Bachelor of Science from University of Denver, MBA from Pepperdine
- Served 5 years in the US Marines

Source: Company filings as of June 12, 2020.

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COMPANY STRATEGY ▪ Presidio acquires high-quality commercial properties in often overlooked and/or underserved markets ▪ Our target markets are regionally dominant, non-core cities with attractive growth dynamics driven by key economic factors ▪ Focus on $10 – $30 million property acquisitions that are not typically pursued by the larger REITs ▪ Well located, amenitized properties with stable in-place tenancy ▪ Both central business district (CBD) and key suburban locations ▪ Spreads between acquisition yields and debt terms in our target markets are more attractive, relative to Key Economic Factors We Consider gateway markets •Strong office-using employment growth •Net in-migration of a highly educated workforce •Proximity to large student population BISMARCK, ND FARGO, ND •Stability of healthcare systems, government or large MINNEAPOLIS, MN institutional employer presence •Low rates of unemployment SALT LAKE CITY, UT COLUMBUS, OH DENVER, CO •Lower cost of living versus gateway markets COLORADO SPRINGS, CO KANSAS CITY, MO INLAND EMPIRE, CA SAN DIEGO, CA CURRENT PROPERTY IN TARGET MARKET CURRENT PROPERTY OUTSIDE OF TARGET MARKETS TARGET MARKET WITH NO CURRENT PROPERTY Source: Company filings as of June 12, 2020 7

MODEL HOME BUSINESS

- Triple-net sale/leaseback transactions with homebuilders, to use as sales offices and model homes
- Operates independently in Houston, Texas, with minimal time commitment by senior management
- Homes are sold to homebuyers following subdivision close-out
- Generates fee income with an attractive ROE

PRESIDIO INCENTIVES

- Broad Market Appeal
- Purchase Property at a Discount (5%-10%)
- Builders Cover All Expenses
- Unlevered Proforma Returns > 8%
- Diversification of Risk

BUSINESS SUMMARY

- 138 Model Homes
- Properties in 7 States
- Starter and Move-Up Homes (below values affected by tax law)

BUILDER INCENTIVES

- Allows Builders to Redeploy Capital
- Model Home Proceeds Used to Pay Down Line of Credit
- Accelerates Sales for IRR Calculations
- Improves margins & Inventory Turnover
- Diversification of Risk



- Larry Dubose - Founder of Dubose Model Homes USA in Houston in 1985 (goodwill and assets acquired by Presidio in 2010)
- Board member of Presidio Property Trust, Inc., President of Dubose Advisors LLC and NetREIT Advisors LLC
- Served as Vice President and Chief Financial Officer of a full-service real estate brokerage company in Houston for six years
- Staff accountant with PricewaterhouseCoopers
- BA degree in Accounting from Lamar University







Source: Company filings as of June 12, 2020

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MODEL HOMES - AN ATTRACTIVE PROPERTY TYPE 202 homes purchases and sold between 2012 and 2019 120.0% 100.0% 80.0% 60.0% Average compound 40.0% annual growth on invested 20.0% equity of 21.1% 0.0% - 1 2 3 4 5 6 7 8 9 Years held -20.0% -40.0% % annualized return Weighted average holding period of 2.7 years Source: Company data as of Dec 31, 2019 9

HIGH QUALITY COMMERCIAL PORTFOLIO Our commercial real estate portfolio consists of the following properties: Fargo, ND Property Square % % Property Square Feet % % Feet Occupied ownership (‘000’s) Occupied ownership (‘000’s) Garden 115 76.4 100 Highland Court, 94 69.0 80.8 Gateway, Centennial, CO Colorado Springs, CO Executive 65 100 100 One Park Centre, 69 86.0 100 Office Park, Westminster, CO Colorado Springs, CO Genesis 58 78.5 65.6 Shea Center II, 121 90.9 100 Plaza, San Highlands Ranch, Diego, CA CO Dakota Center Dakota 119 86 100 World Plaza, San 56 100 100 Center, Bernardino, CA Fargo, ND Grand 93 72.7 100 Waterman Plaza, 21 90.7 100 Highlands Ranch, CO Pacific San Bernardino, Center, CA Bismarck, ND Arapahoe 79 100 100 Union Town 44 100 100 Center, Center, Colorado Centennial, Springs, CO CO West Fargo 150 87.0 100 Research Parkway, 11 100 100 Industrial, Colorado Springs, West Fargo, CO ND 300 NP, 35 73.0 100 Fargo, ND Shea Center Source: Company filings as of June 12, 2020, data as of March 31,2020 10

PORTFOLIO MAKEUP AND PERFORMANCE COMMERCIAL SQUARE FOOTAGE BY NOI BY PRODUCT TYPE REGION California, Model 11.9% Homes, North Dakota, 23.0% 35.1% Office / Industrial, 63.9% Retail, Colorado, 13.1% 53.0% Occupancy NOI (millions) 92.0% 91.3% $25.0 $22.4 $22.7 90.0% $21.5 $20.0 88.0% 87.1% 87.2% $18.2 86.1% $16.0 86.0% 84.8% $15.0 $12.5 84.0% 83.3% $10.0 82.0% 80.0% $5.0 78.0% YE 2014 YE 2015 YE 2016 YE 2017 YE 2018 YE 2019 $- YE 2014 YE 2015 YE 2016 YE 2017 YE 2018 YE 2019 Source: Company Filings as of June 12, 2020 11

ABILITY TO ADD VALUE Dakota Center, Fargo, North Dakota DAKOTA CENTER OVERVIEW Background ▪ 78% of the property was leased to a major national bank under a lease expiring in December 2012 – just 18 months following acquisition ▪ The bank occupied only a small portion and subleased other portions to multiple tenants Value-Add ▪ Invested $2.9 million renovating the common areas and parking lot, and KEY STATISTICS constructing tenant improvements ▪ Executed new lease agreements with 5 former subtenants, including the Acquisition Date May 2011 bank Asset Type Office ▪ The property was refinanced with a new $11.1 million loan in 2014 Gross Leasable Area 119,434 sq. ft. Exit / Current Status ▪ Now the property includes several credit tenants, and management Location Fargo, ND estimates value at ~$17.6 million, which represents an increase in value Year Constructed 1981 / 1986 of over 80% Transaction Price $9.6 million ▪ Stabilization of rent roll resulted in cap rate compression from 14% to under 8% Acquisition Cap Rate 14% % Leased at time of purchase 98% Source: Company filings and estimates as of June 12, 2020 12

ABILITY TO ADD VALUE The Presidio, Colorado Springs, Colorado THE PRESIDIO OVERVIEW Background ▪ Able to take advantage of the seller’s unique circumstance to purchase the property at an excellent in-place return, with additional value achievable through increasing occupancy and raising rents to market Value-Add ▪ To facilitate this business plan, Presidio undertook a complete common area renovation KEY STATISTICS ▪ In 2014, Presidio refinanced the property with a new $7.4 million loan, which effectively returned the company’s initial equity Acquisition Date Nov 2012 Exit / Current Status Asset Type Office ▪ In July 2019, the Presidio was sold for $12.3 million, 68% above the purchase price, for a gain of $4.5 million Gross Leasable Area 81,222 sq. ft. Location Colorado Springs, CO Year Constructed 1985 Transaction Price (Acquisition) $7.3 million Acquisition Cap Rate 9.4% % Leased at time of purchase 78% Gain on sale $4.5 million Source: Company filings as of June 12, 2020 13

ABILITY TO ADD VALUE Sparky’s Self-Storage, Inland Empire, California SPARKY’S SELF-STORAGE OVERVIEW Background ▪ Presidio acquired 7 individual self-storage properties throughout the Inland Empire region of Southern California between 2007 and 2013. These properties were either distressed and sold by lenders or individual investors Value-Add ▪ Each property was branded under Presidio’s brand – Sparky’s Self- Storage. Economies of scale were achieved under common management, which resulted in improvements and efficiencies in operations and marketing KEY STATISTICS ▪ Between the year of each property’s acquisition and 2015, Presidio increased portfolio NOI by 41% Acquisition Date 2007 – 2013 Exit / Current Status Asset Type Self-Storage ▪ Recognizing that self-storage was becoming a favored property sector Rentable Square Feet 652,260 by institutional investors, Presidio sold the Sparky’s portfolio in 2015 to a REIT for $36 million, which represented a 4.6% cap rate and a gain to Location Inland Empire, CA Presidio of approximately $4.7 million Transaction Price (acquisition) $32.7 million Gain on sale $4.7 million Source: Company filings as of June 12, 2020 14

BALANCE SHEET POISED FOR GROWTH ▪ Weighted average interest rate on outstanding commercial debt is 4.6% and the weighted average remaining term of commercial debt is 4.6 years(1) ▪ $8.8 million unsecured note payable outstanding, maturing October 1, 2020 (extendable to March 31, 2021), at an interest rate of 8.0% $90.0 COMMERCIAL DEBT MATURITY SCHEDULE $80.0 $70.0 $60.0 $50.0 $83.3 $40.0 $30.0 $20.0 $8.8 $10.0 $9.1 $9.2 $8.7 $- 2020 2021 2022 Thereafter Mortgage Debt Unsecured Note Payable Source: Company filings as of June 12, 2020 (1) Weighted by outstanding mortgage balance, excludes model home debt 15

COMPANY HIGHLIGHTS High Quality Portfolio with Strong Fundamentals Poised to Grow Across In-Demand Space Experience and Depth of Management Differentiated Acquisition Strategy 16